                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                -----------------

                                SCHEDULE 13D/A-1
                                 (Rule 13d-101)

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                   Cyrk, Inc.
                              --------------------
                                (Name of Issuer)

                          Common Stock, $0.01 par value
              ----------------------------------------------------
                         (Title of Class of Securities)

                                   232817-10-6
                            ------------------------
                                 (CUSIP Number)

                              Robert P. Bermingham
                              The Yucaipa Companies
                    10000 Santa Monica Boulevard, Fifth Floor
                          Los Angeles, California 90067
                                 (310) 789-7200
         --------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  July 13, 2000
                    -----------------------------------------
                          (Date of Event which Requires
                            Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

                         (Continued on following pages)

                              (Page 1 of 9 Pages)

                                  SCHEDULE 13D/A

CUSIP No. 232817-10-6                                        Page 2 of 9 Pages

-------------------------------------------------------------------------------
1               Name Of Reporting Person
                I.R.S. Identification Nos. Of Above Persons (Entities Only)
                           RONALD W. BURKLE
-------------------------------------------------------------------------------
2               Check The Appropriate Box If A Member Of A Group      (a)   [_]
                                                                      (b)   [X]
-------------------------------------------------------------------------------
3               SEC USE ONLY

-------------------------------------------------------------------------------
4               Source Of Funds
                           AF, OO
-------------------------------------------------------------------------------
5               Check Box If Disclosure Of Legal Proceedings Is Required
                Pursuant To Items 2(d) Or 2(e)                              [_]
-------------------------------------------------------------------------------
6               Citizenship Or Place Of Organization
                           CALIFORNIA
-------------------------------------------------------------------------------
                                    7       Sole Voting Power
                                            4,696,969*
Number of Shares                    -------------------------------------------
Beneficially                        8       Shared Voting Power
Owned by                                    4,869,046*
Each Reporting                      -------------------------------------------
Person With                         9       Sole Dispositive Power
                                            4,696,969*
                                    -------------------------------------------
                                    10      Shared Dispositive Power
                                            4,869,046*
-------------------------------------------------------------------------------
11              Aggregate Amount Beneficially Owned By Each Reporting Person
                           4,696,969*
-------------------------------------------------------------------------------
12              Check Box If The Aggregate Amount In Row (11) Excludes Certain
                Shares*                                                     [X]

-------------------------------------------------------------------------------
13              Percent Of Class Represented By Amount In Row (11)
                22.3% (based upon the number of shares of Cyrk. Inc. common stock reported as being outstanding in Cyrk, Inc.'s quarterly report on Form 10-Q for the quarter ended June 30, 1999)*
-------------------------------------------------------------------------------
14              Type Of Reporting Person
                           IN
-------------------------------------------------------------------------------

                                  SCHEDULE 13D/A

CUSIP No. 232817-10-6                                        Page 3 of 9 Pages

-------------------------------------------------------------------------------
1               Name Of Reporting Person
                I.R.S. Identification Nos. Of Above Persons (Entities Only)
                           OA3, LLC
-------------------------------------------------------------------------------
2               Check The Appropriate Box If A Member Of A Group     (a)    [_]
                                                                     (b)    [X]
-------------------------------------------------------------------------------
3               SEC USE ONLY

-------------------------------------------------------------------------------
4               Source Of Funds
                           WC, OO
-------------------------------------------------------------------------------
5               Check Box If Disclosure Of Legal Proceedings Is Required
                Pursuant To Items 2(d) Or 2(e)                              [_]
-------------------------------------------------------------------------------
6               Citizenship Or Place Of Organization
                           DELAWARE
-------------------------------------------------------------------------------
                           7          Sole Voting Power
                                      4,696,969*
Number of Shares           -------------------------------------------
Beneficially               8          Shared Voting Power
Owned by                              4,869,046*
Each Reporting             -------------------------------------------
Person With                9          Sole Dispositive Power
                                      4,696,969*
                           -------------------------------------------
                           10         Shared Dispositive Power
                                      4,869,046*
-------------------------------------------------------------------------------
11              Aggregate Amount Beneficially Owned By Each Reporting Person
                           4,696,969*
-------------------------------------------------------------------------------
12              Check Box If The Aggregate Amount In Row (11) Excludes Certain
                Shares*                                                     [X]

-------------------------------------------------------------------------------
13              Percent Of Class Represented By Amount In Row (11)
                22.3% (based upon the number of shares of Cyrk. Inc. common stock reported as being outstanding in Cyrk, Inc.'s quarterly report on Form 10-Q for the quarter ended June 30, 1999)*
-------------------------------------------------------------------------------
14              Type Of Reporting Person
                           OO
-------------------------------------------------------------------------------

                                  SCHEDULE 13D/A

CUSIP No. 232817-10-6                                        Page 4 of 9 Pages

-------------------------------------------------------------------------------
1               Name Of Reporting Person
                I.R.S. Identification Nos. Of Above Persons (Entities Only)
                           MULTI-ACCOUNTS, LLC
-------------------------------------------------------------------------------
2               Check The Appropriate Box If A Member Of A Group      (a)   [_]
                                                                      (b)   [X]
-------------------------------------------------------------------------------
3               SEC USE ONLY

-------------------------------------------------------------------------------
4               Source Of Funds
                           OO
-------------------------------------------------------------------------------
5               Check Box If Disclosure Of Legal Proceedings Is Required
                Pursuant To Items 2(d) Or 2(e)                              [_]
-------------------------------------------------------------------------------
6               Citizenship Or Place Of Organization
                           DELAWARE
-------------------------------------------------------------------------------
                           7          Sole Voting Power
                                      4,696,969*
Number of Shares           -------------------------------------------
Beneficially               8          Shared Voting Power
Owned by                              4,869,046*
Each Reporting             -------------------------------------------
Person With                9          Sole Dispositive Power
                                      4,696,969*
                           -------------------------------------------
                           10         Shared Dispositive Power
                                      4,869,046*

-------------------------------------------------------------------------------
11              Aggregate Amount Beneficially Owned By Each Reporting Person
                           4,696,969*
-------------------------------------------------------------------------------
12              Check Box If The Aggregate Amount In Row (11) Excludes Certain
                Shares*                                                     [X]
-------------------------------------------------------------------------------
13              Percent Of Class Represented By Amount In Row (11)
                22.3% (based upon the number of shares of Cyrk. Inc. common stock reported as being outstanding in Cyrk, Inc.'s quarterly report on Form 10-Q for the quarter ended June 30, 1999)*
-------------------------------------------------------------------------------
14              Type Of Reporting Person
                           OO
-------------------------------------------------------------------------------

                                  SCHEDULE 13D/A

CUSIP No. 232817-10-6                                        Page 5 of 9 Pages

-------------------------------------------------------------------------------
1               Name Of Reporting Person
                I.R.S. Identification Nos. Of Above Persons (Entities Only)
                           OVERSEAS TOYS, L.P.
-------------------------------------------------------------------------------
2               Check The Appropriate Box If A Member Of A Group      (a)   [_]
                                                                      (b)   [X]
-------------------------------------------------------------------------------
3               SEC USE ONLY

-------------------------------------------------------------------------------
4               Source Of Funds
                           AF, OO
-------------------------------------------------------------------------------
5               Check Box If Disclosure Of Legal Proceedings Is Required
                Pursuant To Items 2(d) Or 2(e)                              [_]
-------------------------------------------------------------------------------
6               Citizenship Or Place Of Organization
                           DELAWARE
-------------------------------------------------------------------------------
                           7          Sole Voting Power
                                      4,696,969*
Number of Shares           -------------------------------------------
Beneficially               8          Shared Voting Power
Owned by                              4,869,046*
Each Reporting             -------------------------------------------
Person With                9          Sole Dispositive Power
                                      4,696,969*
                           -------------------------------------------
                           10         Shared Dispositive Power
                                      4,869,046*
-------------------------------------------------------------------------------
11              Aggregate Amount Beneficially Owned By Each Reporting Person
                           4,696,969*
-------------------------------------------------------------------------------
12              Check Box If The Aggregate Amount In Row (11) Excludes Certain
                Shares*                                                     [X]
-------------------------------------------------------------------------------
13              Percent Of Class Represented By Amount In Row (11)
                22.3% (based upon the number of shares of Cyrk. Inc. common stock reported as being outstanding in Cyrk, Inc.'s quarterly report on Form 10-Q for the quarter ended June 30, 1999)*
-------------------------------------------------------------------------------
14              Type Of Reporting Person
                           PN
-------------------------------------------------------------------------------

*  See Response to Item 5(a).

ITEM 4.  PURPOSE OF TRANSACTION.

                The Reporting Persons acquired the Preferred Stock and the warrant for investment purposes. The Reporting Persons review their investment in Cyrk from time to time. Subject to the limitations set forth herein and depending upon (i) the price and availability of the Preferred Stock and the Common Stock, (ii) subsequent developments affecting Cyrk, (iii) Cyrk's business and prospects, (iv) other investment and business opportunities available to the Reporting Persons, (v) general stock market and economic conditions, (vi) tax considerations and (vii) other factors deemed relevant, the Reporting Persons may decide to increase or decrease the size of their investment in Cyrk.

                As part of their ongoing review of their investment in Cyrk and in connection with providing the management and financial consultation services to Cyrk under the Management Agreement described below, the Reporting Persons are exploring potential opportunities for (a) an extraordinary corporate transaction that may include a merger or similar transaction; (b) a transaction involving the transfer of a material amount of assets of Cyrk or any of its subsidiaries; or (c) other similar actions.
Such activities may or may not result in any transaction, but if such a transaction did occur, it could cause a class of securities of Cyrk to be delisted from a national securities exchange, to no longer be authorized to be quoted in an inter-dealer quotation system of a registered national securities association or to become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended. As part of their ongoing review of their investment in Cyrk and the provision of such management and financial consulting services under the Management Agreement, the Reporting Persons may in the future explore other alternatives, including (i) the acquisition of additional securities of Cyrk, subject to the consent of Cyrk if required pursuant to the Securities Purchase Agreement as described below, (ii) the disposition of securities of Cyrk, (iii) changes in the present board of directors or management of Cyrk, subject to the consent of Cyrk if required pursuant to the Securities Purchase Agreement as described below; (iv) changes in the present capitalization of Cyrk; and (v) similar alternatives.

                In connection with the activities described above, including their provision of management and financial consulting services under the Management Agreement, the Reporting Persons (1) participate in the management of Cyrk through representation on the board of directors of Cyrk, including participation on committees of the board of directors, (2) discuss with management, directors, other shareholders and others Cyrk's business, the value of Cyrk and its businesses, Cyrk's management, potential alternatives and opportunities listed above and other issues that might affect the value of Cyrk; and (3) express their views and, together with other advisers, provide advice to management, directors, other shareholders and others.

                There is no assurance that the foregoing activities of the Reporting Persons will result in the consummation of any material transaction or event affecting Cyrk. The Reporting Persons may cease or resume exploring such alternatives or potential opportunities at any time or from time to
time.   Any alternatives or potential opportunities which the Reporting
Persons may pursue will depend upon a variety of factors, including, without limitation, current and anticipated future trading prices for Cyrk's securities, the financial condition, results of operations and prospects of Cyrk and general economic, financial market and industry conditions.

                Pursuant to the terms of the Securities Purchase Agreement, the Board of Directors of Cyrk (the "Board") consists of seven members, three of which are designees of Overseas Toys. Overseas Toys is entitled to three designees for director so long as Overseas Toys owns securities representing at least 3,131,313 shares of Common Stock, and to two designees for nomination for director so long as it owns securities representing at least 1,565,656 shares of Common Stock, and to one designee for director so long as it owns securities representing at least 782,828 shares of Common Stock. As discussed in Item 5 below, the Preferred Stock held by Overseas Toys is initially convertible into 3,030,303 shares of Common Stock, and the warrant held by Overseas Toys represents a warrant to purchase 15,000 shares of Preferred Stock which are initially convertible into 1,666,666 shares of Common Stock. As discussed in Item 6 below, pursuant to the Voting Agreement, stockholders holding approximately 31% of the currently outstanding Common Stock have agreed to vote to elect Overseas Toys' nominees for director. In addition, so long as Overseas Toys is entitled to nominate any such designees, Overseas Toys is entitled to name one designee as Chairman of the Board.

                Pursuant to a Management Agreement between Cyrk and The Yucaipa Companies LLC, a Delaware limited liability company ("Yucaipa"), Yucaipa provides Cyrk with management and financial consultation services in exchange for an annual fee of $500,000 per year. See "Management Agreement" in Item 6 below. Burkle is the managing member of Yucaipa.

                So long as Overseas Toys beneficially owns securities representing at least 782,828 shares of Common Stock and Cyrk complies with its covenants under the Securities Purchase Agreement, Overseas Toys has agreed that it will not (without the consent of Cyrk) acquire or propose to acquire additional shares of Common Stock or solicit proxies in opposition to the board of directors of Cyrk. However, if without the support of Cyrk's board of directors any third party acquires more than 20% of the outstanding Common Stock, solicits proxies or makes any announcement of its intent to do the foregoing, then Overseas Toys may make a proposal to the disinterested members of the board of directors to acquire additional shares of Common Stock or solicit proxies. In addition, Overseas Toys may acquire shares of Common Stock to preserve its voting power and the voting power of the parties to the Voting Agreement, provided that any shares in excess of 23% of the outstanding shares must be voted in proportion to the votes of all other shareholders on all matters other than the election of Overseas Toys' nominations to the board of directors. The securities acquired by Overseas Toys will not be subject to any transfer restrictions other than those imposed by applicable securities laws. Transferees will not be bound by the standstill provisions described in this paragraph.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this amendment is true, complete and correct.

Dated: July 14, 2000

                                                  Overseas Toys, L.P.

                                                  By: Multi-Accounts, LLC

                                                  Its General Partner

                                                  By: OA3, LLC
                                                  Its Managing Member

                                                       By: /s/ Ronald W. Burkle
                                                       Its: Managing Member

                                                  Multi-Accounts, LLC

                                                  By: OA3, LLC
                                                  Its Managing Member

                                                       By: /s/ Ronald W. Burkle
                                                       Its: Managing Member

                                                  OA3, LLC

                                                  By: /s/ Ronald W. Burkle
                                                  Its Managing Member

                                                  Ronald W. Burkle

                                                  /s/ Ronald W. Burkle